Filed Pursuant To Rule 433

Registration No. 333-278880

October 9, 2025

SENIOR VICE PRESIDENT, ETFS, GRAYSCALE INVESTMENTS, INKOO KANG: Hello? Hi, Krista. Hey, what's going on? How's it going? How are you?

SENIOR VICE PRESIDENT, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Good.

KANG: Um, apologies to everyone, uh, for, for, we're running a bit late on our live stream, but thank you guys so much for joining. Um, if anyone is trying to access us via LinkedIn, we are having some issues streaming there, so please find us on X. Um, we're live here on X and we're, we're looking forward to get getting started. So, so for, for anyone on LinkedIn, uh, please find us on X. Um, hi. I know I said hi already, but good to see you <laugh>. Um, you are out on the West Coast today. Um, at one of our crypto event, uh, crypto Connect events. Um, curious to get your take. How is it out there? What's the vibe like? Um, give us a bit of an update.

LYNCH: Yeah, so I'm in San Francisco, and as you mentioned, I'm at an event that we call Crypto Connect. We travel around the world, around the country and go to different cities of interest where we meet with investors, prospective investors, and we educate them about what's going on in crypto land, how do the Grayscale products work, what Grayscale products might be good for them. And it's always a good time because it's a great way for us to connect with those end investors and learn what, uh, you know, what's on their mind. And then for those who are helping to put their clients into crypto exposures, what challenges are they facing that we can help them work through? So it's a great audience. Um, they're very engaged and I'm excited to be speaking there just after this. So this can be my warmup, <laugh>.

KANG: Awesome. I love it. I love it. Um, I, I completely glossed over for our introduction, so we'll do that quickly. Um, again, thank you all so much for joining. My name is Inkoo Kang, um, SVP of ETFs here at Grayscale. I'm joined today by Krista Lynch, uh, who leads a lot of our capital markets efforts across ETF platform. Um, but the big reason we're here today, um, very recently we launched staking across some of our, our ETF vehicles. And, um, Krista Lynch is joining me today to talk about some of that and to do a bit of a deep dive and for, in staking in particular, but also staking in the context of, of our crypto ETP. So, um, let's, let's get into it. Um, yeah, Krista, I think, I think we start with the basics. Um, what exactly is staking? What, what did we just turn on here? Yeah. And what is, what does staking mean? Um, just, just flat out, you know, starting at the foundations.

LYNCH: Yeah. So on a crypto level, staking is effectively when you pledge your assets in order to make the overall protocol more safe and secure and in return for pledging your assets, you are paid in kind with more of that token. So Ethereum is where, this is really relevant for us at that intersection of crypto and ETFs. Uh, Ethereum is a proof of stake asset, and it is also accessible in the ETP wrapper. So something that we at Grayscale have been working on for quite some time is figuring out how we can stake our assets in the ETP wrapper. Now, the biggest challenge to work around for this is during the time that your assets are pledged, they are not transferable. And so in the case where we're operating a vehicle like an ETF or an ETP where redemption cycles are on a T plus one or T plus two basis, it's important for us to be able to have proper liquidity in the underlying asset to be able to maintain, uh, that liquidity profile of the fund. And so, as you alluded to, we were able to affect this on Monday, and we're super excited about that. We can get into some of the details and nitty gritty if that's where you want to take the conversation. But at the highest level, that's how I would describe staking.

KANG: Awesome. And you mentioned a couple of terms there. Uh, I think proof of stake being the kind of big one, you know, I, it, it's, it's, it's, it's an amazing thing. Um, you know, as the asset class matures, it becomes, uh, a bit more of a mainstream, um, as it pertains to sort of, you know, um, investors and clients of all types. Uh, the, the concept of proof of stake is becoming more ubiquitous. I think folks are understanding a bit more. Um, and that idea of, of us evading and, and involved and getting involved in the consensus mechanism of a protocol like Ethereum, um, super exciting. So, um. Uh, that, that's awesome. Um, Krista, if you don't mind, could you touch on a little bit, um, you mentioned a couple things that I'd love to come back to. But, um, so how does staking differ and the fact that we've activated staking, how does that differ to what we were maybe doing previously? Uh, where, you know, art Ethereum trust vehicles, for example, were just holding the token. We were just, we were just holders of Ethereum. Um, what, any, any color or anything you wanna touch on in terms of the difference that we activated there?

LYNCH: Yeah. So with staking implemented, it gives investors the ability to actually have yield, uh, generated on top of the assets that they're already holding in ETP form. So prior to turning on staking an investor in ETH, our Ethereum vehicle would effectively have the right to underlying Ethereum tokens that their shares represented. Now, in addition to that, that is actually going to be earning additional tokens on top of that, uh, primary principle holding. And so you can think of it as your shares, which may represent, call it five tokens today, maybe tomorrow, because they're continuing to earn those rewards will be worth five and a half tokens and so on and so forth. So it's a way that you can use your assets to actually generate income. And as an investor, you're, you're not really doing anything different. You aren't taking any action to turn this on. Um, it's just happening inherently in the vehicle because we are staking those assets for you.

KANG: Gotcha. Understood. Um, so I, and I want to touch on one point you made there. Um, so, um, the activity of staking itself, and you touched on this briefly, but is, um, there's, there's, there's economic incentive. You know, at the protocol level to participate in this consensus mechanism, which is proof of stake. And, um, within our, our, our Ether vehicles, um, the actual action of, of activating staking, um, some of the assets in those vehicles are participating in that, um, in that, in that, um, that that consensus mechanism, and as a result, the trust is benefiting from the economic incentive with the protocol Ethereum.

LYNCH: Exactly.

KANG: Did I, did I, did I kind of…

LYNCH: Yes, you got it. <laugh>.

KANG: Okay. Awesome. I love it. Um, so anything I'm, I'm curious, um, you mentioned, um, you know, earlier this week, um, we went live with this, with this sort of added benefit in our, in our, in our Ethereum vehicles. Um, any, any insights from, from your seats, from your desk, um, especially on the capital markets front and kind of being intimately involved with these products. Um, anything stand out kind of behind the scenes operationally, any, like, you know, tales from the tape of, of, of kind of how that all went down and, and what that looked like.

LYNCH: Yeah. Actually, it's, it is been a really incredible, uh, thing to reflect on. I was meeting with some other practitioners in the space yesterday, and they, they themselves operate a crypto vehicle, and they asked, how did you guys do it so fast? And I said, we've actually working on this for two years. So it hasn't been something that, uh, you know, we just split the switch on overnight. But we have been working collaboratively with regulators in order to get them comfortable with staying in the ETP construct. We've also been working collaboratively with another number of service providers that make this possible. And that ranges from our custodians to our stake providers, to our everyday liquidity providers that are involved in funds on a daily business as usual.

KANG: Right.

LYNCH: Um, there have really been a lot of steels that we have, uh, locked arms with to bring this to market in the current form. So I think, you know, kind of the, the tail of the tape, if you will, is there's a lot of excitement. I think there's a lot of awe that we've been able to do this and what seems quickly because the generic listing standards just made this possible two or three weeks ago. But it is something that Grayscale has been committed to for many years. And so I think that's what has allowed us to get this off the ground so quickly.

KANG: Yeah. Um, there, there's so much there. And, and, and, and I, I, I couldn't agree with you more the, the, the well first, and, you know, uh, at maybe at the top of the list, uh, the, the engagement we've gotten sort of across vendors, partners, and, and people who have been involved on this on, on us active, being able to activate and bring this kind of value add to, to investors through our trust vehicles, um, has been significant. Um, is there touching on that point? Are there any, um, so, so the makeup of the kind of vendors and partners involved, right? Yeah. Just to give everyone a bit more color as to how this is actually operating. Um, who, who are those, like how is our custodian involved? Um, who are our partners on that front? What does this mean for people engaging with the, with the, with the vehicle in the, in the secondary market, if you will? How does that all, how does that all come together?

LYNCH: Yeah, so the main, uh, intro, I would say newly introduced counterpart to this whole equation is something called the speaking service provided. There are validators and validators are where the assets are actually staked in order to earn these additional rewards. Now we use a solution in which safety providers plug into our existing custody framework, and so we are actually not moving assets away from where they currently are. That's a question that we get.

KANG: Gotcha. Okay.

LYNCH: Assets out of the custody solution. The answer is no, we're not. Um, so I think that that's something that's also very important to answer. Um, but again, all of these service providers have been heavily that they are, uh, they are pros in the space and they have been doing this for many, many years.

KANG: Gotcha. I, I wanna, I would love to double that. That's really helpful. I would love to double click on something you just mentioned, which I think is an important thing to double click on, which is the idea that, um, nothing has changed with our framework of how we safeguard and custody our assets. I, I, I, is that, is that right, Krista?

LYNCH: Yes, that's right. So we're not moving assets outside of the custodian, like I said. And, um, I think that the way that we have arranged this whole setup is, is very safe. Our assets remain in cold storage, which is something that we have been very, um, firm about, and something that we feel very strongly about for our solution, not only with staking, but even with our non staking assets. Um, so yes, the custody solution remains what it was before. We have just kind of expanded the universe of players who are involved in the backend and are able to facilitate staking within our custody solution.

KANG: Awesome. Okay. So, um, and, and, and I agree with you, you know, some from my, from my seat. Um, um, I, I, I, I agree with you. It, it's certainly been a point, um, that, that, that, um, many clients have brought up in terms of, um, what, if any, has been any change in, in, in the framework that, that our clients have gotten so comfortable with us deploying in terms of our, our cold storage framework and, and, and the workflows around these ETF vehicles and, and how they maintain the, the, the security of the assets and Yeah. And, um, it's, it's amazing the, the framework we've developed to maintain that security and the prioritization of the safeguarding of assets while enabling, uh, the, the ability to stake. Yeah. Um, so I'm curious, what, what's been, what's, um, what's been the perception so far that you've gotten, I, I know you speak to clients directly, but you also speak to, um, you know, different types of institutions that engage with us in our vehicles. Um, what's been, what, what, what are you hearing? What's been kind of the, the, you know, you mentioned, um, you know, there was maybe a bit of a surprise factor, maybe a bit of an excitement factor, um, but anything under the hood there, um, have you seen any trends in trading or anything like that as it pertains to, you know, since we've kind of gone live with this?

LYNCH: Yeah, I think the overall reaction has been total enthusiasm. I think, uh, not only from ETF practitioners and crypto native participants, I think everyone is really excited to see this next step forward for the intersection of crypto, crypto and ETFs or crypto and traditional finance. Um, you know, now we can actually deliver a crypto native experience of staking through the traditional rails of the ETF, and we are seeing a lot of excitement for that. Of course, that also comes with education. There is a lot of helping our ecosystem understand the nitty gritty of how these products work, how staking implementation works for these products, how they read the daily reports that they're used to, what resources do they have. And we have, uh, put a lot of these resources on our website so that they are available. One example of that would be understanding what is the percentage of the fund that's staked on a daily basis so that our, uh, practitioners and our participants can see the liquidity profile of the fund on a daily basis. They can also have a better understanding of what rewards they might expect to receive. We've also posted something that we're calling our ETP staking policy. So this gets into the nitty gritty on some of the finer details, like how do we determine that percentage of the fund that state? And so getting used to all of these changes to infrastructure is another, uh, component that I think the market is consuming and getting comfortable with. Uh, I think overall the reaction has been extremely positive, and we're excited to see more and more people, uh, getting, getting involved with staking in this way. I think also it's a really good talking point and great way to talk to investors who may be, aren't aware of it yet. You know, there are a lot of people that are beginning their crypto journey using the ETFs as a way to do that. And staking is something that, you know, they might not have heard of them yet. And so it's exciting for us to be able to bring that to them in this form that's so approachable and so easy to get in their portfolio, uh, and really just have that kind of starting point to have that conversation.

KANG: That's awesome. Um, Krista, I'm just gonna flag, I, uh, I just started on my side. I don't know if, if, if, if live members are experiencing it, you're coming through a little choppy the mic try. I'm, I'm just gonna give you a moment, maybe, maybe reset on the mic side, but, um, just to, you know, just for our viewers, um, you know, I, I think Krista touched on a couple things there as it pertains to the kind of perception and the, the, what we're hearing directly from clients from, from asset allocators, but all the way through the more tactical kind of users of these types of products. Um, you know, one thing about the, the, the beauty of the ETF wrapper, um, is the, the transparency and the delivery of information as to exactly what's going on with the vehicle itself. And, you know, she touched on something there that I think is really important around the transparency that, um, that we are delivering in from a, from an information perspective about, you know, how much we're s staking, how much kind of net, um, sort of staking award is, is, is showing up at the, uh, uh, four shareholders at the fund level. Um, you know, our staking policy and our staking program is posted and published on our website. Um, the amount in which, um, each, each of our ether, uh, trust vehicles are staking is published on a daily basis on our website. So I would encourage, um, existing shareholders, um, prospective shareholder, uh, clients to, um, you know, learn more about how this works and learn, and we have certainly a number of resources that, uh, um, published on our website. And, and, and, and then, uh, we're, we're also here to help to kind to kind of guide you through understanding, uh, the staking program and how these rewards are, are working. Krista, um, can you hear me? Are you, are you on the other line? Hello?

LYNCH: Can you hear me?

KANG: Oh, yes, I can hear you. You're, you're, you are continuing to come through a little, a little choppy on my side.

LYNCH: Alright, let me try something else and go, I'll pass you a question and then I'll like my microphone. So what are you most excited about with staking?

KANG: Yeah, so, um, for the audience, if, if they were unable to hear, Krista just asked me, um, what I'm exci– most excited about as it relates to staking, um, you know, my reaction there. Um, so, you know, my, my, my background's in product, um, throughout my, my career in ETFs, uh, it's generally revolved around product both on the ideation side and development side. And of course that's something I I, I, I, um, spend a lot of time with here at Grayscale. And, um, you know, throughout my time at Grayscale, I've been, I've been really excited about, about all the white space that exists in crypto as it relates to bringing our clients, um, more and more access to the asset class. And staking is representative of that, right? Staking represents, uh, a big piece of what it means to be an owner of Ether Token. Um, which is, which is, which is the, the, the potential or the ability to, to participate in the protocol itself. And the fact that we're able to deliver that, the fact that we're able to turn that on, the fact that we're able to bring that component of ownership of the asset to shareholders directly, by the way, with no added work or anything else involved by the end user itself is super, super exciting. Um, so as someone who, again, you know, tends to lean into the product world, um, staking symbolizes in, in a lot of ways another step forward of increased access, increased kind of, sort of value benefits and, and added value proposition to our clients, um, via, you know, via access and via their, you know, further kind of involvement in the asset class. So I think that's super exciting. Um, Krista, I don't know if you can hear me, um, just for the sake of, of kind of continuing to move, move us forward, um, you know, something I I wanted to, to ask you about today was essentially how this all manifests itself. You know, we, we mentioned a bunch of things today as it relates to the activation of staking, um, you know, the, these trust vehicles participating in the, in the consensus mechanism of the protocol as a result, having exposure to the economic incentive that that brings in the form of staking rewards. I have a feeling many investors are asking, uh, in the context of ETP, how that shows up. There's a really simple way to think about this. Um, it, it, it, it shows up in that net asset value, right? So I, I have a feeling that, uh, that, that folks, uh, are familiar with this concept of token per share that exists with these trust vehicles, with these, with these, uh, Ethereum ETFs. But essentially, um, on any given day, um, if, um, uh, the Grayscale Ethereum Mini Trust ETH has assets staked, it is earning an accruing a portion of those rewards and that accrues directly into net asset value. So, uh, a place where I would point to that, that, that clients can kind of see that manifest for themselves is in the token per share. Um, and that's a really simple and easy way to think about it. Um, and of course, um, I would, I would point to the staking policy and staking program we have published on our website that speaks to a little about this in, in more granular and technical detail. But very simply put, um, you know, we, we just like any other ETF works, um, you know, if we're accruing a value that is kind of baked, baked into from a fund accounting perspective, right into to net value, and, and clients will see, see that show up in token per share. Krista, I'm gonna check in one more time before potentially I, I kind of, I wrap this up early, but— Oh, I hear you perfectly. Great.

LYNCH: Okay, there we go. You know, say, I would just make you back a crypto joke here that we're trying to modernize the world. Obviously, we have some work to do on our internet connection, but hey, we'll be able to send, uh, right. Money instantaneously, <laugh>.

KANG: That's right. Yeah. Well, listen, it's good to have you back. I, um, I, if, if you weren't online, I was just, um, walking, um, uh, I was just speaking to how this all kind of shows up in terms of token per share, net asset value. Um, but maybe, maybe to kind of wrap things up a bit, um, there's a lot going on in the asset class. Broadly speaking, there's a lot going on in the regulated fin financial product realm of the asset class. Um, you have, you're all, you're all over the place. You're, you, you touch lots of part, lots of, lots of, lots of parts of, uh, of, of Grayscale, but in, in particular, from your seat and your vantage point for capital markets kind of looking into the rest of the year and maybe into early 26, I mean, what's, what's on the radar for you? What are you excited about? What's on your mind? Is there anything keeping you up at night? I'm, I'm just kind of curious. <laugh>.

LYNCH: Yeah. So I think that, uh, this ties in nicely with staking because the generic listing standards that I mentioned before, they were approved maybe three or four weeks ago-ish, right? And that is how staking was ultimately approved for ETPs, uh, in market. So the Ethereum funds that we have, that is really under that flag, that is how we were able to do it. Now, along with the generic listing standards, there are several other tokens that become ETP eligible. In our view. There is between 10 and 15 tokens that could now come to market in the form of an ETP. And so I think that we're going to see a lot of movement on that, not only from Grayscale, but other, uh, issuers in the space building, really dynamic and really innovative products that help investors continue their crypto journey in the ETP wrapper. So I think it's gonna be a very busy fall, not that it hasn't been already, but Right. I expect that, uh, momentum to keep up. And I think we're gonna see not only new tokens, but new features like staking on top of those tokens, and then combinations and permutations thereof being, uh, coming to market in the form of ETPs.

KANG: Yeah. It, it's, uh, I'm so glad you touched on that. It's a super exciting time for the industry and the asset class at as a whole. I mean, again, not withstanding the, the progress that's, that's, that, that we've essentially been living in the midst of, especially this year, has been incredible to watch for the asset class. Just ha ha, you know, hands stop, hands down. And then, you know, in our world with, with with us, um, you know, really just continuously focused on our commitment to bringing shareholders closer and closer to the asset class, the, the stuff you mentioned around generic listing standards and the potential for a, a another wave of, of, of, of points of access and products and exposures and outcomes for investors to come to market here over the course of the next, uh, uh, few months is, is super exciting. So, um, I, you, you touched, you, you, you hit home a bit from me. Um, and certainly we've been busy, um, working through that stuff ourselves and, and, um, and it's really exciting. Um, any, any, any, any last, any last words for, for our viewers if you know anything staking related before I let you go?

LYNCH: Yeah, I think, uh, don't be intimidated. So, crypto can seem like a very vast and daunting space, and it's certainly hard to find a foothold of where to get involved. And, you know, as we start to throw around jargon like staking and validators and things like that, it can get even more daunting. So I would say don't be afraid to ask questions. Don't be afraid to feel overwhelmed. Uh, just start small. And I think there's a tool for you out there, no matter where you are on your crypto journey, as we love to call it at Grayscale. But look at our website, you know, ask us questions if there's something that doesn't make sense or you wanna drill into more, the Grayscale team is here to answer any and all questions and don't feel like you're alone.

Grayscale Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.